UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated June 7, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	June 7, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

ALL-NEW F-PACE HELPS DRIVE JAGUAR LAND ROVER TO BEST EVER MAY SALES RESULTS

Mumbai, June 7, 2016: The all-new Jaguar F-PACE helped propel Jaguar Land Rover to its best ever May, with retail sales of 44,946 vehicles, up 18% on May 2015. This is the company’s fifth consecutive record-breaking month. Jaguar Land Rover sold 245,100 vehicles in the first five months of 2016, 23% up on the same period in the prior year.

The Jaguar F-PACE, which is designed, engineered, and manufactured in the UK, has seen impressive results this month, with more than 3,000 vehicles sold worldwide. The new family sports car is the company’s fastest selling Jaguar ever.

Retail sales for the month of May were up year-on-year across all regions: 28% in China, 24% in Europe, 23% in the UK and 8% in North America. Other Overseas markets were up 6% year-on-year.

Commenting on the performance, Andy Goss, Jaguar Land Rover Group Sales Operations Director said: “Following its UK and US launch this month, I am delighted to see that response to the new Jaguar F-PACE has been extremely positive – with over 3,000 global sales this month.

“We are committed to exceeding our customers’ expectations by delivering the highest standards of quality and technology and by producing exceptional premium vehicles.”

Land Rover strengthened its position as a world-leading manufacturer of all-terrain SUVs, with record May sales of 34,313 vehicles in the month, up 6% year-on-year, of which China was up 29%. The best-seller for the month was the Discovery Sport, retailing an impressive 10,075 vehicles. Calendar year-to-date sales for Land Rover reached 196,620 vehicles, 16% up on the prior year.

Jaguar recorded its best May in over a decade, delivering 10,633 vehicles, up 90% on the previous year, reflecting the strong launch of the F-PACE as well as continued solid sales of the XE and XF. This month, Jaguar performed very strongly across all regions, notably in Europe, where sales were 281% up on the prior year. Calendar year-to-date sales for Jaguar were 48,480 up 60% year-on-year.

	May	% increase YOY	Jan - May	% increase YOY	15/16 Financial Year	% increase YOY
Jaguar Land Rover	44,946	18	245,100	23	521,571	13%
Jaguar	10,633	90	48,480	60	94,449	23%
Land Rover	34,313	6	196,620	16	427,122	11%

ENDS.

—

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	Jaguar Land Rover produced more than 500,000 cars and commercial vehicles in 2015 at its three vehicle manufacturing plants in Solihull, Birmingham and Liverpool;

•	In January Jaguar Land Rover was named ‘Best UK Employer 2016’ by Bloomberg;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3 billion in its products and facilities in Fiscal 2015 /16;

•	The company plans 50 product actions over the next five years;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Chas Hallett

M: + 44 (0)7469 039535

E: challett@jaguarlandrover.com

Kelly Mundee

M: +44 (0) 7880 182287

E: kmundee@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.